*
mn

[redacted]

14045897

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC
Mail Processing
Section
FEB 25 2014
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8-68668 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HedgeServ Investment Services, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1271 Avenue of the Americas, 38th Floor
(No. and Street)

| New York | NY | 10020 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Ebert (212) 485-5982
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

| 5 Times Square | New York | NY | 10036 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/18/14

## OATH OR AFFIRMATION

I, Eugene Mannella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HedgeServ Investment Services LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDWIN MONTES
Notary Public - State of New York
No. 01MO6223960
Qualified in Queens County
My Commission Expires June 21, 2014

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HedgeServ Investment Services LLC

Statement of Financial Condition

December 31, 2013

# Contents


Report of Independent Registered Public Accounting Firm ..... 1

Statement of Financial Condition ..... 2
Notes to Statement of Financial Condition ..... 3

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

# Report of Independent Registered Public Accounting Firm

To The Member of HedgeServ Investment Services LLC:

We have audited the accompanying statement of financial condition of HedgeServ Investment Services LLC (the "Company") as of December 31, 2013, and the related notes to the statement of financial condition.

## Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HedgeServ Investment Services LLC at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 20, 2014

# HedgeServ Investment Services LLC

## Statement of Financial Condition

December 31, 2013

| | |
|---|---|
| **Assets** | |
| Cash and bank balances | $ 208,259 |
| Total assets | $ 208,259 |
| | |
| **Liabilities and member's equity** | |
| Accounts payable and accrued expenses | $ 16,129 |
| Total liabilities | 16,129 |
| | |
| Member's equity: | |
| Paid-in capital | 67,544 |
| Retained earnings | 124,586 |
| Total member's equity | 192,130 |
| Total liabilities and member's equity | $ 208,259 |

*See notes to statement of financial condition.*

HedgeServ Investment Services LLC

Notes to Statement of Financial Condition

December 31, 2013

## 1. Organization

HedgeServ Investment Services LLC (the "Company") was formed on April 22, 2010 in the State of Delaware and is 100% owned by HedgeServ Corporation ("HS Corp"). On April 19, 2011, the Company was registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), and commenced operations in the capacity as a broker-dealer.

Because the Company does not hold customer funds or securities, it is exempt from requirement of SEC Rule 15c3-3 pursuant to section (k)(2)(i).

## 2. Summary of Significant Accounting Policies

### Basis of Accounting and Use of Estimates

The Company prepares its statement of financial condition in conformity with U.S. generally accepted accounting principles. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue Recognition

Fees represent revenue generated from a contractual placement agreement in which the Company is appointed as principal underwriter for a family of funds. The terms of the agreement provide that the Company will earn minimum monthly revenue, in case no placement services are actually performed. The agreement can be terminated by either party by giving notice to the other party. Revenue from such appointment is recognized over the period during which the appointment is maintained. For the year ended December 31, 2013, all of the revenue was generated from a contractual agreement with one customer.

### Cash and bank balances

The Company's bank balance is held with one major financial institution.

## 2. Summary of Significant Accounting Policies (continued)

### Income Taxes

The Company is a single member Delaware limited liability company and, as such, is disregarded for federal and state tax purposes. The Company is subject to New York City Unincorporated Business Tax ("UBT"); however, for 2013 there is no tax liability because the Company's tax for 2013 is $3,170 which is less than $3,400; therefore, the Company is allowed a tax credit for the entire amount of tax.

## 3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that it maintain minimum net capital, as defined by the SEC and FINRA. The Rule requires the Company to maintain a minimum net capital of the greater of $5,000 or 6.667% of aggregate indebtedness, as defined in the Rule. At December 31, 2013, the Company had net capital of $192,130 which was $187,130 in excess of the minimum net capital required. The Company's aggregate indebtedness to net capital ratio was 0.08 to 1 as of December 31, 2013.

## 4. Related Party Transactions

Included in general and administrative expenses is an amount of $10,000 as costs related to the Expense Sharing Agreement with HS Corp dated on November 18, 2010. The payment terms are such that the Company pays to HS Corp $10,000 annually. The Expense Sharing Agreement was effective November 15, 2010 and automatically renews for successive 12-month terms without any further action by the parties unless terminated by either party upon not less than 30 days' notice prior to the end of any such 12-month term. The amount of $10,000 is expensed pro rata over 12 month period.

## 5. Contingencies

The Company is not involved in or foresees any legal proceedings concerning matters arising in connection with the conduct of the Company's business.

## 6. Subsequent Events

The Company has evaluated subsequent events through February 20, 2014, the date that this statement of financial condition was available to be issued.

**EY | Assurance | Tax | Transactions | Advisory**

**About EY**
EY is a global leader in assurance, tax, transaction and advisory services. The insights and quality services we deliver help build trust and confidence in the capital markets and in economies the world over. We develop outstanding leaders who team to deliver on our promises to all of our stakeholders. In so doing, we play a critical role in building a better working world for our people, for our clients and for our communities.

EY refers to the global organization, and may refer to one or more, of the member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. For more information about our organization, please visit ey.com.



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# SECURITIES INVESTOR PROTECTION CORPORATION FORM SIPC-7

HedgeServ Investment Services LLC
Year Ended December 31, 2013
With Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Ernst & Young LLP

EY
Building a better working world

HedgeServ Investment Services LLC

Form SIPC-7

Year Ended December 31, 2013

## Contents

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures ........ 1
Securities Investor Protection Corporation Form SIPC-7 ........ 2

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

# Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member of HedgeServ Investment Services LLC:

We have performed the procedures enumerated below, which were agreed to by the Member of HedgeServ Investment Services LLC (the "Company"), the Securities Investor Protection Corporation ("SIPC"), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record to a wire transfer initiation letter in favor of Securities Investor Protection Corporation. No findings were noted.

2. Compared the amounts reported on filed FOCUS reports with the amounts reported in Form SIPC-7 for the year ended December 31, 2013. No findings were noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. No adjustments were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments. No findings were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 20, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

# General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068668 FINRA DEC
HEDGESERV INVESTMENT SERVICES LLC 6*6
1271 AVENUE OF THE AMERICAS 38TH FL
NEW YORK NY 10020-1300

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 360

B. Less payment made with SIPC-6 filed (exclude interest) ( 180 )

7/29/13
Date Paid

C. Less prior overpayment applied ( — )

D. Assessment balance due or (overpayment) 180

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 180

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 180

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HedgeServ Investment Services LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 19 day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 144,000

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

________ ________

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions ________

2d. SIPC Net Operating Revenues $ 144000

2e. General Assessment @ .0025 $ 360

(to page 1, line 2.A.)

EY | Assurance | Tax | Transactions | Advisory

**About EY**
EY is a global leader in assurance, tax, transaction and advisory services. The insights and quality services we deliver help build trust and confidence in the capital markets and in economies the world over. We develop outstanding leaders who team to deliver on our promises to all of our stakeholders. In so doing, we play a critical role in building a better working world for our people, for our clients and for our communities.

EY refers to the global organization, and may refer to one or more, of the member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. For more information about our organization, please visit ey.com.



**ey.com**